
Mail Stop 6010

September 5, 2008

W. Kirk Patterson
Senior Vice President and Chief Financial Officer
Entorian Technologies, Inc.
8900 Shoal Creek Boulevard
Austin, Texas 78757

Via U S Mail and FAX [(512) 454-2598]

**Re: Entorian Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2007
File No. 0-50553**

Dear Mr. Patterson:

We have reviewed the information and amendment filed on August 14, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

W. Kirk Patterson

Form 10-K for the Year Ended December 31, 2007

Critical Accounting Estimates-Revenue Recognition and Presentation, page 43
Note 2 Summary of Significant Accounting Policies – Revenue Recognition, page 59

1.   We refer to your response to comment 3 in our letter dated July 21, 2008. Please confirm
        that you will provide the disclosures about sales of consigned inventory included in your
        response in future filings. In addition, quantify the amount of sales of consigned
        inventory in future filings.

Note 3. Southland Acquisition, page 62

2.   We refer to your response to comment 8 in our letter dated July 21, 2008. Please tell us
        whether you plan to take full responsibility for the allocation of the purchase price and
        the valuation of assets and liabilities of the acquired entity and if you will remove the
        reference to the independent valuation firm in future filings.

Item 9.A. Controls and Procedures, page 78

3.   We note from your response and the Form 10-K amendment filed on August 14, 2008
        that your management continues to conclude that disclosure controls and procedures
        were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked
        you to consider whether management's failure to provide its report on internal control
        over financial reporting impacts its conclusion regarding the effectiveness of your
        disclosure controls and procedures as of the end of the fiscal year. The company's
        response and conclusion does not appear to have considered the definition of disclosure
        controls and procedures provided in Rule 13a-15(e), which indicates that effective
        controls and procedures would ensure that information required to be disclosed by the
        issuer is recorded, processed, summarized and **reported** within the time periods specified
        in the Commission's rules and forms. In addition, as discussed in Compliance and
        Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
        management's report on Internal Control over Financial Reporting rendered your annual
        report materially deficient and also rendered the company not timely or current in its
        Exchange Act Reporting. In light of these facts, please explain how you could conclude
        that disclosure controls and procedures were effective. Alternatively, please amend the
        10-K to disclose management's revised conclusion on the effectiveness of your disclosure
        controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal
        year, and explain why.

4.   We refer to your response to comment 9 in our letter dated July 21, 2008. The first sentence of the first paragraph does not include the exact language specified by the Regulations. Please revise as appropriate. In addition, please revise to state, if true, that the evaluation of effectiveness was pursuant to Exchange Act Rule 13a-15 and remove the reference to the COSO report which applies to Internal Control over Financial Reporting, not to Disclosure Controls and Procedures.

-- Changes in Internal Controls Over Financial Reporting, page 78

5.   Please revise to make the representation about whether or not there have been changes for the quarter ended December 31, 2007, not the year then ended. We see the representation was for the correct period in the original filing.

Form 10-Q for the quarter ended June 30, 2008

Financial Statements
Note 8. Commitments and Contingencies, page 10

6.   We reference the letter from Samsung and the related refund request for the errors in the royalty reports. Please tell us why you have not recorded any amounts related to the refund request and why you believe your revenue recognition is correct.

Item 4. Controls and Procedures, page 31

7.   Please revise your disclosures about controls and procedures in Item 4, as appropriate, to address the above comments on your Form 10-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

W. Kirk Patterson

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief